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VIA EDGAR

August 5, 2008

Mr. Michael McTiernan
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC   20549

RE:	Rollins, Inc.
File No. 001-04422
Form 10-K for the year ended December 31, 2007

Dear Mr. McTiernan:

We are legal counsel to Rollins, Inc. (the “Company”).  This letter provides the Company’s responses to the comment in your letter dated July 22, 2008 about the Company’s Schedule 14A filed March 17, 2008.  In an effort to facilitate the Staff’s review, we have repeated the comment prior to setting forth the Company’s response thereto.

Schedule 14A

Compensation Discussion and Analysis

Performance-Based Plan, page 18

1.
We note your disclosure that bonus amounts are based on specific performance targets and that in 2007 these targets were met and bonuses paid.  In future filings, please disclose the actual performance targets, the actual performance results and an analysis of how this impacted the actual bonus amounts paid to each named executive officer.  If you believe some or all of this disclosure would cause you competitive harm, please provide us with additional information specifically detailing your competitive harm analysis.  Refer to Instruction 4 to Item 402(b) of Regulation S-K.  Please advise us regarding how you intend to revise this disclosure in the future.

Mr. Michael McTiernan
August 5, 2008

Company Response:

The Company discloses in its Compensation Discussion and Analysis (“CD&A”) that it maintains a performance-based bonus plan which allows specified executives the opportunity to achieve a stated percentage of their respective salaries as bonuses depending upon achievement of bonus performance goals pre-set each year by the Compensation Committee of the Company’s Board of Directors.  The CD&A describes the nature of those performance goals as specific levels of revenue growth, pre-tax profit and pre-tax profit improvement over the prior year.1  The CD&A does not specify the quantitative amount of those performance goals, but does contain a statement about how likely it is that the Company will achieve the goals.  The Company describes under the caption “Grant of Plan-Based Awards” the “target,” “threshold” and “maximum” amount of bonuses for which each executive is eligible under the bonus plan, and discloses under the caption “Summary Compensation Table” the amount of the bonus earned under that plan.

In conducting its analysis about whether or not to disclose the quantitative performance targets, the Company considered, among other things, whether the performance goals involved confidential trade secrets or confidential commercial or financial information the disclosure of which would result in competitive harm. Instruction 4 to Item 402(b) of Regulation S-K provides that companies need not disclose performance goals if the disclosure would result in competitive harm, and that the standard to determine competitive harm is the same standard applicable to requests for confidential treatment pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2, each of which incorporates the criteria for non-disclosure when relying upon Exemption 4 of the Freedom of Information Act.  The courts have interpreted Exemption 4 as affording protection from disclosure to information that is (1) commercial or financial, (2) obtained from a person outside the government and (3) privileged or confidential. Gulf & Western Industries, Inc. v. United States, 615 F.2d 527, 529 (D.C. Cir. 1979); National Parks & Conversation Ass’n v. Morton, 498 F.2d 765, 766 (D.C. Cir. 1974), subsequent appeal sub. nom. National Parks & Conversation Ass’n v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976).  In order to show the likelihood of competitive harm under this standard, it is not necessary to show actual competitive harm, and it is sufficient to show actual competition and the likelihood of substantial competitive injury. National Parks & Conservation Ass’n v. Morton, 498 F.2d at 770. The District of Columbia’s Circuit Court of Appeals held that information furnished to the government on a voluntary basis should be afforded confidentiality if it is of a kind that the provider would not customarily release to the public. Critical Mass Energy Project v. Nuclear Regulatory Commission, 975 F.2d 871 (D.C. Cir. 1992).

1 The CD&A also discloses that two of the Company’s named executives participate in the Company’s Home Office Plan.  The participants may earn five percent (5%) of the participant’s salary in 2007 (ten percent (10%) of the participant’s salary in 2008) for achievement of the participant’s expense plan goal (that is, maintaining expenses below a stated level for a group of the Company’s administrative departments at the corporate level), and up to five percent (5%) of salary (for both 2007 and 2008) for achieving certain internal customer service survey results. The Company did not disclose the quantitative component of these goals in part because the performance targets are not material to the context of the Company’s executive compensation policies or decisions.  For each participant, the maximum bonus which could be earned for each of the goals in 2007 was $20,000 or less.  In addition, the Company considered whether or not the disclosure of these performance targets was necessary for an understanding of the Company’s compensation.  The Company concluded that the disclosure of these goals would not provide any meaningful information and therefore was not useful to provide an understanding of the Company’s compensation.

Mr. Michael McTiernan
August 5, 2008

The financial measures comprised within the Company’s performance goals are taken from the Company’s highly confidential and sensitive internal operating budget, projections and business plan.  The Company undertakes significant measures to protect this information from inadvertent disclosure by, among other things, restricting the persons who have access to the information to those selected individuals who have a need to know the information, and limiting those individuals to persons who have obligations to the Company not to disclose the information in an unauthorized manner.

Disclosure of the performance goals, even after the fact, would result in serious competitive injury to the Company.  The Company conducts its business in a highly competitive environment with most of the businesses which operate in competition with the Company not being subject to public reporting or obligations to disclose similar information about themselves.  The Company believes that its competitors regularly review the Company’s publicly reported data to gain insights about the Company and their competitive responses to the Company’s business decisions.  Information about the Company’s business which competitors might attempt to extrapolate or infer from disclosure of the performance targets includes, without limitation, the following:

•
Business priorities, areas of emphasis and investment strategies.  For example, review of targeted revenues, pre-tax profit and pre-tax profit improvement performance goals would allow competitors access to data from which to evaluate the Company’s degree of emphasis on increasing revenues or making investments in initiatives which would cause the Company to record additional expenses in current periods.

•
Levels of investments in infrastructure or business initiatives to support revenues or improve profit margins in future periods, and specific business activities such as changes to customer service offerings.

•
Insights into compensation practices for all key employees.  For example, the Company uses its annual operating budgets (which are the same budgets used for setting the performance goals) as a metric from which to compensate many of its employees other than its executive officers.  Therefore, the disclosure of these performance targets would provide competitors with information which would allow them to recruit our employees or adjust their compensation practices in a manner adversely affecting our operations.

Mr. Michael McTiernan
August 5, 2008

If the Company was required to disclose the performance targets, the Compensation Committee would be forced to consider changes in the metrics used to compensate its executive officers in order to avoid disclosure of those metrics.

In deciding whether or not to disclose the performance targets, the Company also considered whether that disclosure is necessary for a full understanding of the Company’s compensation.  The Company believes that the CD&A discloses all of the material terms of the Company’s bonus plan including the nature of each performance measure in the bonus plan.  In addition, the proxy statement sets forth the range of potential bonus payments under the bonus plan, and the amount of the actual bonus payment earned under the bonus plan.  The actual payment amount can be compared against the range of potential payments to determine that the executives did not fully earn the highest bonus potential under the bonus plan.  The Company believes that this information provides to investors the details necessary for a robust understanding of the purpose, operation and funding of the plan.  Disclosure of the performance targets would not materially increase that understanding, but would result in competitive injury to the Company.

Another factor considered by the Company in deciding whether to disclose the performance targets is the potential for disclosure of the performance targets to confuse investors.  The Company does not publicly release financial forecasts setting forth a quantitative estimate of the Company’s financial performance for any given future accounting period.  Due to the nature of the performance targets, the Company anticipates that capital markets may attempt to extrapolate from the disclosure of performance targets the financial results which the Company expects to report for future accounting periods.  The performance targets, however, have been prepared and are designed to be used for purposes other than forecasted data which the Company would provide to capital markets if the Company were to publicly announce its projected operating results.  Performance goals in fact have historically been higher than the Company’s actual results.

For the foregoing reasons, the Company does not intend to disclose its performance targets.  The Company, however, acknowledges the Staff’s comments and will in future filings enhance disclosure in its CD&A on the degree of difficulty to achieve the undisclosed targets.  The Company has stated in its CD&A that “[t]hese cash compensation performance goals…are difficult to achieve, but achievable.”  In future disclosure, the Company will state that these performance goals are intended to create an incentive for improving the Company’s financial performance and not as a modest goal with an implied assurance that substantially all of the bonuses will be earned, coupled with disclosure of historical information indicating the relative achievement of bonus potential over prior years to demonstrate that the full bonus potential has not historically been achieved by the Company’s executives.

Mr. Michael McTiernan
August 5, 2008

The Company has authorized us to advise you that the Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further comments or questions to me at (404) 873-8528.

Sincerely,

ARNALL GOLDEN GREGORY LLP

/s/ Stephen D. Fox
Stephen D. Fox

cc:         Mr. Harry J. Cynkus